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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

521050 10 4

(Cusip Number)

WILLIAM J. JANETSCHEK
KKR ASSOCIATES, L.P.
C/O KOHLBERG KRAVIS ROBERTS & CO.
9 WEST 57TH STREET
NEW YORK, NEW YORK 10019
(212) 750-8300

COPY TO:

PETER KERMAN
LATHAM & WATKINS LLP
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     KKR Associates, L.P., a New York limited partnership (“KKR Associates”), hereby amends, as set forth below, its Statement on Schedule 13D dated August 13, 1997 filed with the Securities and Exchange Commission (the “Commission”) on August 25, 1997 (the “Statement”), as amended by Amendment No. 1 to Statement on Schedule 13D dated May 24, 2002 filed with the Commission on May 28, 2002 (“Amendment No. 1”), Amendment No. 2 to Statement on Schedule 13D dated June 4, 2002 filed with the Commission on June 5, 2002 and Amendment No. 3 to Statement on Schedule 13D dated September 13, 2002 filed with the Commission on September 19, 2002, relating to the common stock, par value $0.01 per share, of Layne Christensen Company, a Delaware corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement and Amendment No. 1.

Item 4. Purpose of Transaction.

     The response to Item 4 is amended in pertinent part as follows:

     Pursuant to Section 3(a) of the Registration Rights Agreement, dated as of November 30, 1995, by and between the Company and Marley Holdings, L.P., as amended, on June 5, 2003 KKR Associates requested that the Company register under the Securities Act of 1933, as amended (the “Securities Act”), an additional 259,200 shares of Common Stock held by KKR Associates. Pursuant to such request, on June 6, 2003 the Company filed a Registration Statement on Form S-3 registering the sale of such additional shares of Common Stock by KKR Associates.

     As described in Item 5 below, KKR Associates sold an aggregate of 1,608,695 shares of Common Stock on June 30, 2003 and July 1, 2003. KKR Associates intends to dispose of its remaining shares of Common Stock through distribution to certain of its partners in accordance with their respective interests in KKR Associates.

Item 5. Interest in Securities of the Company.

     The response to Item 5 is amended in pertinent part as follows:

     In February 2003, Messrs. MacDonnell and Tokarz ceased to be general partners of KKR Associates.

     On June 30, 2003, KKR Associates sold an aggregate of 1,555,200 shares of Common Stock at a per share price of $8.00 ($7.95 net of brokers’ commissions) pursuant to registration statements on Form S-3 under the Securities Act. On July 1, 2003, KKR Associates sold an aggregate of 53,495 shares of Common Stock at a per share price of $8.07 ($7.95 net of brokers' commissions) on the Nasdaq National Market pursuant to the provisions of Rule 144 under the Securities Act. As of the date hereof, KKR Associates owns 121,741 shares of Common Stock, which represents 1.0% of the shares of Common Stock issued and outstanding (based on 12,070,154 shares of Common Stock issued and outstanding on May 22, 2003 as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2003). As a result, KKR Associates ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7. Materials to be Filed As Exhibits.

     1.     Power of Attorney dated September 20, 1999 (incorporated herein by reference to Exhibit 2 of Amendment No. 1).

Page 2 of 3 Pages

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2003

KKR ASSOCIATES, L.P.

	By:	*

Name: Edward A. Gilhuly
Its: General Partner

*	The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 pursuant to the Power of Attorney executed by Edward A. Gilhuly and filed with the Securities and Exchange Commission as Exhibit 2 to Amendment No. 1.

By:	/s/ William J. Janetschek

William J. Janetschek
Attorney-in-fact

Page 3 of 3 Pages